[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

November 20, 2009

VIA EDGAR AND FACSIMILE

Susan Block

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Metals USA Holdings Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed on July 17, 2008
File No. 333-150999

Flag Intermediate Holdings Corp./Metals USA, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed February 20, 2008
Form 10-Q for Period Ended March 31, 2008
Filed May 1, 2008
File No. 333-132918

Dear Ms. Block:

On behalf of Metals USA Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the filing referenced above, which you delivered in a letter dated July 28, 2008.

        November 20, 2009

We are providing under separate cover five copies of Amendment No. 3 to the above-referenced Registration Statement (“Amendment No. 3”), which reflects the Company’s responses and additional and revised disclosure. We undertake to provide you two copies of Amendment No. 3 marked to show changes from the filing of Amendment No. 2 to the Registration Statement on Form S-1 on July 17, 2008 as soon as the financial printer issues with the blackline are resolved. We are providing courtesy copies of Amendment No. 3, clean and undertake to provide a marked copy, to Kristin Shifflett, Margery E. Reich and Lauren Nguyen of the Staff.

For your convenience, the text of the Staff’s comments is set forth in bold text followed by the Company’s responses. All page references in the responses set forth below refer to pages of the amended Registration Statement. Terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Registration Statement on Form S-1

Summary Historical Consolidated and Combined Financial Data, page 10

1.	We note that you have removed the presentation of Adjusted EBITDA from the table on page 13 in response to our previous comment 5 from the staff letter dated July 17, 2008. However, you continue to include a numerical presentation of Adjusted EBITDA in footnote 4 of the table (page 16). As we previously stated, we do not object to your narrative discussion of Adjusted EBITDA in this footnote as a means to provide further understanding of your financial condition and liquidity. While you may wish to include in this footnote a cross reference to the section and/or specific page number in MD&A upon which Adjusted EBITDA is presented, the numerical presentation and/or reconciliation of Adjusted EBITDA must be confined to the MD&A section and is not appropriate in this section of the document. Please confine your numerical presentation of the measure to your MD&A presentation in filed documents for the reasons set forth in Item 10(e) of Regulation S-K. In addition, when discussing the uses of Adjusted EBITDA, please delete any references to its use to evaluate the performance of “the business as a whole.”

Response: The Company acknowledges the Staff’s comment. However, the Company, including the Company’s Chief Executive Officer, Chief Financial Officer and Board of Directors, as well as Apollo, the Company’s controlling stockholder, each believe that a numerical presentation of adjusted EBITDA is material to the Company and an investor’s understanding of our business because of the impact adjusted EBITDA has on the Company’s ability to adequately fund ongoing working capital needs, the Company’s overall cost of capital and the Company’s ability to successfully pursue and execute its stated strategy of improving the business through strategic, “bolt-on” acquisitions. As a result, adjusted EBITDA, and a statement to the effect of the foregoing, should be included in the “Summary” section of the Registration Statement. The Company has revised the Registration Statement beginning on page 12 to reflect the reasons presented below.

        November 20, 2009

Including a numerical presentation of adjusted EBITDA in the summary financial section as a line item was recently accepted by the Staff for the initial public offerings by Hyatt Hotels Corp. (the “Hyatt”) (Registration No. 333-161068) (prospectus dated November 5, 2009), by Ancestry.com Inc. (“Ancestry.com”) (Registration No. 333-160986) (prospectus dated November 5, 2009) and by Mistras Group, Inc. (“Mistras”) (Registration No. 333-151559) (prospectus dated October 9, 2009). Other examples, of the Staff accepting a numerical presentation of adjusted EBITDA as a line item in the summary financial data include the following initial public offerings: RHI Entertainment, Inc. (Registration No. 333-146098) (prospectus dated June 17, 2008), by Western Gas Partners, LP (Registration No. 333-146700) (prospectus dated May 8, 2008), MedAssets, Inc. (Registration No. 333-145693) (prospectus dated December 12, 2007), El Paso Pipeline Partners, L.P. (Registration No. 333-145835) (prospectus dated November 15, 2007) and 012Smile.Communications Ltd. (Registration No. 333-146645) (prospectus dated October 30, 2007). In addition, a numerical presentation of adjusted EBITDA in a covenant compliance section of the summary was accepted for Verso Paper Corp. (“Verso”) (Registration No. 333-148201) (prospectus dated May 14, 2008) and in connection with an offer to exchange by Hexion Specialty Chemicals, Inc. (“Hexion”) (Registration No. 333-142173) (prospectus dated April 30, 2007) (as well as in the proposed initial public offering (not completed) by Hexion Specialty Chemicals, Inc. (Registration No. 333-124287), which we believe had concluded the comment process).

A numerical presentation of adjusted EBITDA is important to investors’ evaluation of the Company for the following reasons (in addition to those reasons previously included in the Company’s written responses to the Staff’s comments to the Registration Statement):

•

In operating its business, the Company needs to finance its investment in working capital. The Company’s ABL facility is the principal means by which it finances its investment in working capital (e.g., in raw materials such as metal, which is crucial to operating its business) and therefore is crucial to the Company’s ability to purchase inventory. As noted in the Company’s prior response to the Staff and as disclosed on page 13 of the Registration Statement, access to the ABL facility and the cost of borrowing under it are constrained by certain adjusted EBITDA based covenants contained in the loan and security agreement governing the Company’s ABL facility. Also, the loan and security agreement and indentures governing the Metals USA Notes and the 2007 Notes restrict the Company’s ability to take certain actions, such as incurring additional debt or paying dividends, if the Company is unable to meet defined fixed charge coverage ratios (“FCCR”). Adjusted EBITDA (as defined in the loan and security agreement and the indentures) is the numerator in the calculation of the FCCR. In addition, the

        November 20, 2009

applicable interest rates associated with the ABL facility are determined by the FCCR. Adjusted EBITDA thus directly affects both the Company’s borrowing ability and its cost of capital. The Ancestry.com prospectus noted that adjusted EBITDA was used by its management to evaluate compliance with debt covenants in Ancestry.com’s credit facility, including an EBITDA covenant that is substantially similar to adjusted EBITDA. Like Ancestry.com, the Company’s management uses adjusted EBITDA to evaluate compliance with its debt covenants in the ABL facility, as well as under the indentures governing the Metals USA Notes and the 2007 Notes.

•

As described in the Registration Statement, including on pages 7, 21 and 79, the ability to implement strategic “bolt-on” acquisitions is one of the Company’s key strategies. The Company’s ability to incur additional debt is a necessary element of this key strategy. As noted above, the Company’s access to the ABL facility and the cost of borrowing under it are constrained by certain covenants contained in the loan and security agreement governing the ABL facility and the indentures governing the Metals USA Notes and the 2007 Notes. In addition to affecting the Company’s cost of capital, these provisions also restrict the Company’s ability to incur additional debt. In order to incur additional debt, including in connection with a merger or acquisition or similar transaction, the Company must not exceed a prescribed ratio of debt to adjusted EBITDA. Like Hexion, if the Company exceeds the prescribed ratio of debt to adjusted EBITDA it could limit the Company’s long-term growth prospects, hindering the Company’s ability to obtain future debt or grow through acquisitions.

•

Similar to Verso, in light of the above noted reasons, the Company believes that the inclusion of the supplemental adjustments applied in calculating adjusted EBITDA provides investors additional information regarding the Company’s compliance with its financial covenants and improves investors’ ability to assess the Company’s ability to incur additional indebtedness in the future, which is material to the Company’s financial performance.

•

Like Ancestry.com, the Company’s use of adjusted EBITDA facilitates comparisons with other peer companies, many of which, like Ancestry.com’s competitors, use similar non-GAAP financial measures to supplement their GAAP results. The Company’s current investors view adjusted EBITDA as the primary operational measure for evaluation of the performance of individual service centers and utilize adjusted EBITDA to analyze both the Company’s performance and the Company’s performance vis-à-vis its competitors. Unlike mills, service centers do not require significant fixed asset investments to support their business. Instead, service centers are dependent on significant investments in working capital (i.e., metal inventory) that are highly influenced by constant price swings associated with changes in macro-economic supply and demand trends. As working capital requirements

        November 20, 2009

are significant, most service centers require large credit lines to finance their working capital investments. The Company believes that adjusted EBITDA per ton is the best metric upon which investors may compare service center performance through the economic cycle. Given the wide variety of capital structures used to finance working capital in the Company’s industry, the Company believes that adjusted EBITDA provides the best metric for comparison of the Company’s financial condition to its competitors. In the Hyatt prospectus and the Mistras prospectus, both companies explained in the Summary section of their prospectuses that adjusted EBITDA assists them in comparing their performance over various reporting periods on a consistent basis. Similarly, adjusted EBITDA allows the Company’s investors to compare the Company’s performance on a consistent basis within the industry.

•

Like the reasons for using adjusted EBITDA that the Hyatt, Mistras and Ancestry.com included in their Summary section of their prospectuses, the Company and its management view adjusted EBITDA as the primary metric for evaluating the Company’s performance, because both see value in aligning the internal business metrics with the same metrics used by current investors of the Company. A numerical presentation of adjusted EBITDA ties into how the Company operates and how results of the Company are evaluated, specifically: operational management’s primary incentive compensation is based on adjusted EBITDA, the Company reports monthly operating performance based on adjusted EBITDA and operations budgets and plans are based on adjusted EBITDA. For these reasons, as disclosed on page 13 of the Registration Statement, the Company uses adjusted EBITDA as a measure for performance-based bonus plans.

In recognition of the Staff’s concerns about adjusted EBITDA being a non-GAAP calculation, the Company has revised the Registration Statement on page 12 to include the following statement in a “Limitations of EBITDA and Adjusted EBITDA” subsection of the “Summary—Summary Historical Consolidated Financial Data” section of the Registration Statement:

“There are material limitations associated with making the adjustments to our earnings to calculate EBITDA and adjusted EBITDA and using these non-GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, EBITDA and adjusted EBITDA do not include:

•	interest expense, and, because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and, because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

        November 20, 2009

•	income tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.”

The recent IPO filings by Hyatt, Ancestry.com and Mistras included explanations similar to the above in their summary sections.

For the foregoing reasons, the Company believes that a numerical presentation of adjusted EBITDA should be included in the “Summary—Summary Historical Consolidated Financial Data” section of the Registration Statement.

Management, page 96

2007 Executive Compensation Components, page 101

2.	We note your response to our prior comment 9. Please define or explain the term “OSHA Recordable Injuries.”

Response: The Company has revised the Registration Statement on page 98 in response to the Staff’s comment.

3.	Please also clarify whether the bonuses paid in 2007 were awarded under the safety and/or EBITDA performance targets.

Response: The Company has revised the Registration Statement on page 98 for fiscal year 2008 in response to the Staff’s comment.

*****

        November 20, 2009

Should you require further clarification of the matters discussed in this letter or in the amended Registration Statement, please contact me or Sarah A. Lewis at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

cc:	William A. Smith II

Vice President, General Counsel and Secretary, Metals USA Holdings Corp.

LizabethAnn R. Eisen

Cravath, Swaine & Moore LLP